April 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	KraneShares Trust (“Registrant”) on behalf of its series, CICC US Government Money Market Fund

File No. 333-180870; 811-22698

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby requests the withdrawal of the following Post-Effective Amendment (the “Amendment”) to Registrant’s Registration Statement on Form N-1A:

1933 Act Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
169	12/21/2018	485APOS	0001615774-18-014805

The Amendment was filed for the purpose of creating a new series. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Amendment.

If you have any questions, please contact Stacy L. Fuller at 202-778-9475.

Sincerely,

By:	/s/ Jonathan Shelon
Jonathan Shelon
Assistant Secretary